Exhibit 4.18

Mazor Robotics Inc. 189 S. Orange Ave., Suite 1850 Orlando, FL 32801 Tel: 1 (800) 80-MAZOR Fax: (407) 591-3560 usa@MazorRobotics-us.com	Mazor Robotics Ltd. PO Box 3104, 7 HaEshel St. Caesarea Park South 3088900 Israel Tel: +972 4 618-7100 Fax: +972 4 618-7111 info@mazorrobotics.com	Mazor Robotics GmbH Borkstraße 10 48163 Münster, Germany Tel: +49 251 703 666 0 Fax: +49 251 703 666 52 Germany@MazorRobotics.com

Sandra Adzic

Date: Saturday, January 24, 2015

Sandra Adzic– VP Sales

Dear Sandra,

I am glad to offer you a promotion to VP Sales International, the detailed job description is attached as appendix to this letter.

As part of the promotion your updated compensation package will consist on several building blocks which include: Base salary, Employee stock options plan (ESOP) and annual bonus.

The Bonus plan will be based on the annual sales objectives in the region and linked to the approved budget of the company. Statements by its board of Directors

•	Monthly salary:	NIS 33,000

•	Options:	Total of 80,000 based on the standard terms of the current ESOP and the approved policy of pricing of stock upon grant (Subject to board approval)

•	Annual Sales Target Bonus: of up to $40,000 will be paid upon and subject meeting specific objectives.

Other terms of your engagement will remain unchanged.

Looking forward to your acceptance of the offer letter.

Best regards,

/s/ Ori Hadomi
Ori Hadomi

Job Title: Vice President, Sales – International Department: Sales Location: Israel Replacement (replacing__________)/Addition_____

Purpose Statement/General Statement:

The VP of Sales (VPS) reports to Mazor Robotics CEO, responsible for leading an international sales and downstream marketing team.

Key Responsibilities:

The VPS will be responsible for the planning and execution of the company sales activity within defined territories. The VPS will lead a team of regional account sales managers (ASM) and clinical sales managers (CSM) as well as a regional downstream  marketing manager.

ASM – have overall responsibility to the territory,  crate new leads and close deals at defined territories.

CSM – responsible for developing existing robotic accounts to maximize the spine program.

International Marketing manager - responsible for down-stream marketing activities in the international market

The VPS have the executive responsibility of the team performance, starting from budget planning, assigned quotas, periodic millstone and performance check to the full execution of the corroborate goals and plan.

The VPS is in charge – among other responsibilities, of creating opportunities, finalizing sales, developing the territory, developing the teams  - including interviewing, hiring, and training new employees. The VPS will ensure account managers have a superior knowledge of the Mazor solution and sales process.

The VPS is expected to be a deal closer, a charismatic, sophisticated, creative and experienced sales manager who will know how to work closely with the teams and the customers in order to meet the business objectives.

Principle Duties and responsibilities:

o	Continue to build the International sales team, including territory account managers and clinical case sales support personnel.
o	Work closely with management team to define compensation structure
o	Provide day-to-day management of all sales personnel
o	Take all needed measures to meet sales targets on a quarterly base, based on the business objectives.
o	Continually lead generation of relevant leads, manage the sales process and attend the critical points to ensure deal closings.
o	Manage all post sales activities to ensure customer satisfaction and loyalty
o	Responsible to assimilate and maintain the company ERP system updated with all sales related progress and data
o	Lead the creation of solutions, proposals, and sales presentations to our partners
o	Work closely to define and realize attractive payments mechanisms to meet the business and the customer needs.